Exhibit 21.1

NUTEX HEALTH INC.

SUBSIDIARIES

Company	Jurisdiction of Organization
Nutex Health Holdco LLC	Delaware
Tyvan LLC	Texas
Nutex Health LLC	Texas
Clinigence Health, Inc.	Delaware
AHP Health Management Services, Inc.	Delaware
Procare Health Inc.	California
Accountable Healthcare America, Inc.	Delaware